Exhibit 99.2

TITAN MINING CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Titan Mining Corporation have been prepared by management in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.  The financial information contained elsewhere in this report has been reviewed to ensure consistency with the consolidated financial statements.

Management has established and maintains a system of internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and Ernst & Young LLP, an independent firm of chartered professional accountants, appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

/s/ Rita Adiani	/s/ Kevin Hart
President and Chief Executive Officer	Chief Financial Officer

March 19, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Titan Mining Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Titan Mining Corporation and its subsidiaries (the “Company”), as of December 31, 2025 and 2024, the related consolidated statements of income (loss) and other comprehensive income (loss), changes in equity and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2025, in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2017, except for the period from June 17, 2025 until September 12, 2025.

Vancouver, Canada

March 19, 2026

TITAN MINING CORPORATION

Consolidated Statements of Financial Position

(Expressed in thousands of US dollars)

	Notes	December 31, 2025	December 31, 2024

Assets	14
Current assets
Cash and cash equivalents		$17,484	$10,163
Trade and other receivables	9	4,467	4,032
Inventories	10	10,008	8,243
Prepaids and deposits	11	2,938	1,074
Other current assets	13	-	518
		34,897	24,030
Non-current assets
Mineral properties, plant and equipment	12	38,990	30,303
Right-of-use assets		215	125
Other assets	13	866	690
Total assets		$74,968	$55,148

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$7,233	$4,490
Lease liabilities		114	40
Debt	14a	6,332	10,058
Related party loans	14b	17,055	22,023
Current liabilities before derivative financial instrument		30,734	36,611
Derivative financial instrument - special warrants	18b	20,717	-
Total current liabilities		51,451	36,611
Non-current liabilities
Lease liabilities		113	87
Debt	14a	2,777	-
Reclamation and remediation provision	17	16,843	15,447
Total liabilities		71,184	52,145
Shareholders’ equity
Equity attributable to shareholders of the Company
Share capital		60,548	59,813
Reserves		5,093	4,971
Deficit		(61,857)	(61,781)
Total equity		3,784	3,003
Total liabilities and shareholders’ equity		$74,968	$55,148

Nature of operations and going concern (Note 1)

Subsequent events (Note 2 and 18)

Approved by the Board on March 19, 2026:
“Lenard Boggio” , Audit Committee Chair	“Rita Adiani”, Director

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION

Consolidated Statements of Income (Loss) and Other Comprehensive Income (Loss)

(Expressed in thousands of US dollars)

		Years ended December 31,
	Notes	2025	2024

Revenue	6	$74,236	$64,301
Cost of Sales	7	(56,586)	(51,515)
Income from mine operations		17,650	12,786
General and administration expenses	8a	(4,888)	(3,745)
Exploration and evaluation expenses	8b	(2,380)	(1,861)
Graphite project expenses	8c	(1,975)	-
Reclamation and remediation provision change in estimate	18	-	1,523
Interest and other finance expenses	16	(2,556)	(4,035)
Accretion expense	17	(327)	(304)
Interest income		322	315
Foreign exchange gain		66	1,789
Other income		420	151
Gain on loan modification	14a,b	322	98
Special warrant issuance cost		(965)	-
Loss on derivative financial instrument – special warrant	18b	(5,717)	-
		(17,678)	(6,069)
Net income (loss) for the year before tax		(28)	6,717
Current tax expense		(48)	(170)
Other comprehensive income (loss)		(76)	6,547
Items that may be reclassified to profit or loss
Unrealized loss on translation to reporting currency		(88)	(1,733)
Comprehensive income (loss) for the year		$(164)	$4,814

Earnings (loss) per share
Basic (1)		$(0.00)	$0.07
Diluted (1)		$(0.00)	$0.07

Weighted average shares outstanding (in “000)
Basic (1)		91,121	90,911
Diluted (1)		91,121	90,911

(1)	Share amounts and earnings per share have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION

Consolidated Statements of Changes in Equity

(Expressed in thousands of US dollars)

		Share capital		Reserves
	Notes	Number (1) (’000s)	Amount	Share options and warrants	Currency translation adjustment	Total	Deficit	Total equity

Balance, December 31, 2023		90,911	$59,813	$9,794	$(3,549)	$6,245	$(68,328)	$(2,270)
Share based compensation		-	-	459	-	459	-	459
Comprehensive income for the year		-	-	-	(1,733)	(1,733)	6,547	4,814
Balance, December 31, 2024		90,911	$59,813	$10,253	$(5,282)	$4,971	$(61,781)	$3,003
Share based compensation	18c	-	-	693	-	693	-	693
Options exercised		705	735	(483)	-	(483)	-	252
Comprehensive income (loss) for the year		-	-	-	(88)	(88)	(76)	(164)
Balance, December 31, 2025		91,616	$60,548	$10,463	$(5,370)	$5,093	$(61,857)	$3,784

(1)	Share and per share amounts have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION

Consolidated Statement of Cash Flows

(Expressed in thousands of US dollars)

		Years ended December 31,
	Notes	2025	2024
Operating activities
Net income (loss) for the year before tax		$(28)	$6,717
Accretion expense		326	304
Gain on change in reclamation and remediation provision		-	(1,523)
Amortization of borrowing costs	14a,b	72	880
Depreciation and depletion of mineral property, plant and equipment	12	5,120	8,728
Depreciation of right-of-use assets		93	67
Loss (gain) on loan modification	14a,b	(322)	98
Loss on fair value of derivative financial instrument Special warrant	18b	5,717	-
Interest and accretion on debt	14a,b	2,158	2,727
Interest expense on lease liabilities		18	7
Loss on sale of equipment		-	19
Stock-based compensation		693	459
Unrealized foreign exchange loss (gain)		17	(2,018)
		13,864	16,465
Changes in non-cash working capital
Accounts payable and accrued liabilities		2,141	1,450
Trade and other receivables		(434)	(2,526)
Inventories		(1,464)	(967)
Other current assets		(1,532)	(780)
Unrealized gain on derivative		-	648
Net cash generated in operating activities		12,575	14,290
Financing activities
Proceeds from credit agreement with EXIM		4,305	-
Repayment of credit facility		(10,170)	(22,000)
Proceeds from related party loan		-	16,500
Repayment of related party promissory note		(5,000)	-
Debt interest payments		(1,793)	(1,707)
Payment of lease liabilities		(95)	(67)
Payment of transaction costs		-	(18)
Advance on equipment facility		4,732	-
Repayment of equipment facility		(1,649)	-
Proceeds from development agencies		2,000	-
Repayment of loans from development agencies		(51)	-
Proceeds from special warrants issued		15,000	-
Proceeds from options exercised		252	-
Net cash generated (used) by financing activities		7,531	(7,292)
Investing activities
Additions to mineral properties, plant and equipment	12	(12,674)	(1,820)
Proceeds from disposal of equipment		-	45
Net cash used by investing activities		(12,674)	(1,775)
Effect of foreign exchange on cash and cash equivalents		(111)	(91)
Increase in cash and cash equivalents		7,321	5,132
Cash and cash equivalents, beginning of year		10,163	5,031
Cash and cash equivalents, end of year		$17,484	$10,163

The notes form an integral part of these consolidated financial statements.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

1.	NATURE OF OPERATIONS

Titan Mining Corporation (“Titan” or the “Company”) was incorporated on October 15, 2012 under the laws of British Columbia and is a natural resources company engaged in the acquisition, exploration, development and production of mineral properties. The Company holds a 100% indirect ownership interest in the Empire State Mine in Northern New York State, United States.

The Company’s common shares are listed on the Toronto Stock Exchange and trade under the symbol “TI.TO” and on the NYSE American, trading under the symbol “TII”.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of operations.

2.	BASIS OF PRESENTATION

a)	Overview

The Company prepares its annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain comparatives have been reclassified for comparability with the current year presentation.

b)	Basis of measurements

These consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair value.

c)	Basis of consolidation

These consolidated financial statements include the accounts of Titan Mining Corporation and its subsidiaries. Material intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results from the effective date of acquisition of control through to the effective date of disposition of loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee.

	Incorporation	Ownership %
Subsidiary	jurisdiction	2025	2024
1100951 BC Ltd.	British Columbia	100%	100%
Titan Mining (US) Corporation	Delaware	100%	100%
Balmat Holdings Corp.	Delaware	100%	100%
Empire State Mines, LLC	Delaware	100%	100%
1077615 US LLC	Nevada	100%	100%

d)	Functional and presentation currency

The financial statements of each company within the consolidated group are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The functional currency of the parent company is the Canadian dollar and the functional currency of all the subsidiaries is the US dollar. These consolidated financial statements are presented in US dollars, which is the Company’s presentation currency.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

3.	MATERIAL ACCOUNTING POLICIES

a)	Cash and cash equivalents

Cash and cash equivalents include cash at banks and on-hand, and short-term deposits with a remaining maturity at initial recognition of three months or less. Amounts that are not accessible by the Company, including funds held by the New York State authority, are not classified as cash or cash equivalents and are presented separately in the statement of financial position.

b)	Foreign currencies

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on the settlement of monetary items denominated in currencies other than the functional currency are recognized in profit or loss in the statements of loss in the period in which they arise.

Monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future are considered to form part of the Company’s net investment in that foreign operation. Exchange differences arising on such monetary items are recognized in other comprehensive income in the consolidated financial statements and accumulated within the currency translation adjustment component of equity.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. Nonmonetary items that are measured at historical cost in a foreign currency are translated at the exchange rate in effect at the date of the transaction. Foreign currency differences are generally recognized in profit or loss. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognised in OCI or profit or loss are also recognised in OCI or profit or loss, respectively).

Parent and subsidiary companies

The financial results and position of operations whose functional currency is different from the presentation currency are translated as follows:

●	assets and liabilities are translated at period-end exchange rates prevailing at that reporting date; and

●	income and expenses are translated at the average exchange rates for the period.

Exchange differences are transferred directly to the consolidated statements of loss and other comprehensive loss and are included in a separate component of equity titled “Currency translation adjustment”. These differences are recognized in profit or loss in the period in which the operation is disposed.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

3.	MATERIAL ACCOUNTING POLICIES (continued)

c)	Inventories

Production inventories

Ore in stockpiles and concentrate stockpiles are recorded at weighted average cost and measured at the lower of cost and net realizable value. Cost is determined on a weighted-average basis and comprises all costs of purchase, costs of conversion, depreciation and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories is recognized as an expense in the period the write-down or loss occurs.

Materials and supplies

Materials and supplies inventory are recorded on a first-in-first-out (“FIFO”) basis and measured at the lower of cost and net realizable value. Costs include acquisition, freight and other directly attributable costs. A periodic review is undertaken to determine the extent of any provision for physical obsolescence. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used over more than one period, if they can only be used in connection with an item of property, plant and equipment.

c)	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. All financial instruments are initially recorded at fair value, adjusted for directly attributable transaction costs except for those recognized as fair value through profit and loss. The Company determines each financial instrument’s classification upon initial recognition. Measurement in subsequent periods depends on the financial instrument’s classification.

Financial assets

Under IFRS 9, financial assets are classified into three measurement categories on initial recognition: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) and amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

Financial assets at amortized cost (debt instruments)

The Company measures financial assets at amortized cost if both of the following conditions are met: the financial asset is held with the objective to collect contractual cash flows; and the contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest (“SPPI”). This is referred to as the SPPI test.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Interest received is recognized as part of finance income. Gains and losses are recognized when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost include cash and cash equivalents, trade and other receivables, other assets, restricted deposit, and other receivables.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

3.	MATERIAL ACCOUNTING POLICIES (continued)

d)	Financial instruments

Fair value of financial instruments

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments. The carrying values of lease liabilities, debt and related party loans approximate their fair values as these instruments bear interest at rates comparable to current market rates.

Impairment

An expected credit loss (“ECL”) impairment model applies which requires a loss allowance to be recognized based on ECLs. For trade receivables the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at FVTPL, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. Financial liabilities classified as FVTPL are measured at fair value, with changes in fair value recognized in profit or loss. Transaction costs are recognized in profit or loss as incurred.

Loans and borrowings and payables

After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statements of comprehensive loss. Gains and losses are recognized when the financial liability is derecognized.

The Company’s financial liabilities at amortized cost include accounts payable and accrual liabilities, Lease liability, Debt, and Related Party Loans.

A financial liability is derecognized when the associated obligation is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statements of income (loss) and comprehensive income (loss).

When the modification of the terms of an existing financial liability is not judged to be substantial and, consequently, does not result in derecognition, the amortized cost of the financial liability is recalculated by computing the present value of estimated future contractual cash flows that are discounted at the financial liability’s original EIR. Any resulting difference is recognised immediately in profit or loss.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

3.	MATERIAL ACCOUNTING POLICIES (continued)

e)	Mineral properties, plant and equipment

Mineral properties

Mineral properties are carried at cost, less accumulated depletion and any accumulated impairment charges and include:

●	The cost of exploration properties acquired;

●	Development costs on an area of interest once management has determined the property has achieved technical feasibility and commercial viability. Development expenditure includes operating and site administration costs.

●	Development costs on a property after commercial production is achieved when it is probable that additional economic benefit will be derived from future operations.

Mining properties are depleted over the economic life of the property on a units-of-production basis based on mineral reserves and, where included in the mine plan, mineral resources.

Plant and equipment

Plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of plant and equipment includes its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated shutdown and restoration costs associated with dismantling and removing the asset.

Depreciation is provided at rates calculated to write off the cost of plant and equipment, less their estimated residual value, using the straight-line method or unit-of-production method over their expected useful lives. The estimated useful lives of plant and equipment range from 60 to 85 months. Most assets are depreciated over 60 months, while certain assets have useful lives of 75 or 85 months based on their expected economic use.

Estimates of residual values and useful lives are reassessed annually and any change in estimate is taken into account in the determination of remaining depreciation charges. Depreciation commences on the date when the asset is available for use. Construction in progress assets are not depreciated until they are available for use and reclassified to the appropriate category of plant and equipment.

e)	Exploration, evaluation and graphite project expenses

Exploration and evaluation expenses comprise costs that are directly attributable to:

●	researching and analyzing existing exploration data;

●	conducting geological studies, exploratory drilling and sampling;

●	examining and testing extraction and treatment methods; and

●	activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

3.	MATERIAL ACCOUNTING POLICIES (continued)

All exploration and evaluation expenditures are expensed. When technical feasibility and commercial viability have been determined and the subsequent costs incurred for the development of that project are capitalized as mining properties, plant and equipment, as appropriate.

Costs related to downstream processing initiatives, including preliminary economic assessments, engineering studies and feasibility evaluations in respect of the Company’s Graphite Processing Initiative, are expensed as incurred unless the recognition criteria under IAS 38, Intangible Assets, are met.

f)	Reclamation and remediation provision

Reclamation and remediation provisions arise due to legal or constructive obligations as a result of the Company’s exploration, development and operating activities, and are recorded in the year in which the activity generating the liability is incurred. The estimated present value of such reclamation and remediation costs, calculated using a risk-free, pre-tax discount rate, are capitalized to the corresponding asset along with the recording of a corresponding liability as soon as the obligation to incur such cost arises. The liability is adjusted each period for the unwinding of the discount rate, changes to the current market-based discount rate and for the amount or timing of the underlying cash flows needed to settle the obligation. Changes in reclamation and remediation estimates are accounted for prospectively as changes in the corresponding capitalized cost, unless the decrease in the liability exceeds the carrying amount of the related asset, in which case the excess is recognised in profit or loss. Further, the estimated present value of reclamation and remediation costs and changes in a provision associated with exploration and evaluation expenditures are also recognized in profit or loss

g)	Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) applies to all revenue arising from contracts with customers. The revenue standard establishes a five-step model to account for revenue arising from contracts with customers. It requires revenue to be recognized when (or as) control of a good or service transfers to a customer at an amount that reflects the consideration to which an entity expects to be entitled. Under the Company’s concentrate sales agreements, revenue is generally recognized when control of the concentrate transfers to the customer, which typically occurs upon delivery to the customer. The Company’s sales arrangements provide for smelting and refining charges, which are deducted from the final settlement amount. These charges are considered part of the transaction price under IFRS 15 and are therefore presented as a reduction of revenue.

Revenue is generated from the sale of zinc concentrate. The Company does not sell on commercial terms that requires it to provide freight services after the date at which control of the product passes to the customer. As such, the Company’s sole performance obligation relates to the delivery of zinc concentrates to its customer with each separate shipment representing a separate performance obligation. Revenue is recognized at the point in time when the customer obtains control of the product. Control is achieved when the product is delivered to the customer; the Company has a present right to payment for the product; significant risks and rewards of ownership have transferred to the customer according to contract terms; and there is no unfulfilled obligation that could affect the customer’s acceptance of the product.

The amount of revenue recorded is based on the expected final pricing of the shipment, as specified in the pricing terms with the customer; and the net amount of metal for which the Company will receive payment. Fair value adjustments are made in subsequent periods based on fluctuations in expected final pricing until the date of final settlement (“provisional pricing adjustments”). These provisional pricing adjustments (both gains and losses) are recorded in revenue in the Statements of Income (Loss) and Other Comprehensive Income (Loss) and in trade receivables on the Statements of Financial Position.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

3.	MATERIAL ACCOUNTING POLICIES (continued)

h)	Impairment of non-financial assets

At each reporting period the Company assesses whether there is an indication that an asset or group of assets may be impaired. When impairment indicators exist, or when the decision to proceed with the development of a particular project is taken based on its technical and commercial viability, the Company estimates the recoverable amount of the asset or group of assets and compares it against the carrying amount. The recoverable amount is the higher of the fair value less cost of disposal (“FVLCD”) and the asset’s value in use. If the carrying value exceeds the recoverable amount, an impairment loss is recorded in the consolidated statements of loss and other comprehensive loss for the period.

In calculating the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. The cash flows are based on best estimates of expected future cash flows from the continued use of the asset.

i)	Income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the company operates and generates taxable income.

Income tax is recognized in net income for the period except to the extent that it relates to items recognized either in other comprehensive income or directly in equity, in which case it is recognized in other comprehensive income or equity, respectively. Deferred tax is provided using the balance sheet method whereby deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they are realized or settled, based on the laws that have been enacted or substantively enacted by the balance sheet date. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

j)	Income per share

Basic income per share calculations are based on the net income (loss) for the year divided by the weighted average number of common shares issued and outstanding during the respective periods.

Diluted income per share calculations are based on the net income attributable to common shareholders for the respective periods divided by the weighted average number of common shares outstanding during the period plus the effects of dilutive common share equivalents. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the in-the-money options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

4.	ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:

●	Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system.

●	Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.

●	New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).

●	Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.

●	Amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The Company has performed a preliminary assessment of the amendments and does not expect a material impact on the recognition or measurement of its financial instruments; however, additional disclosures may be required upon adoption. The Company will adopt the amendments effective January 1, 2026.

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements (“IFRS 18”), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented in three codefined categories (operating, investing, and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided (“management-defined performance measures”), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements but has not yet adopted it.

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses, during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on amounts recognized in the consolidated financial statements are as follows:

●	Estimated mineral resources – Mineral resources are estimates of the amount of metal that can be extracted from the Company’s properties, considering both economic and legal factors. Estimating the quantity and/or grade of mineral resources requires the analysis of drilling samples and other geological data. Calculating mineral resource estimates requires decisions on assumptions about geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and foreign exchange rates. Estimates of mineral resources may change from period to period as the economic assumptions used to estimate mineral resources change and as a result of additional geological data generated during the course of operations. Changes in reported mineral resources may affect the Company’s financial position in a number of ways, including the following:

i.	asset carrying values may be affected due to changes in estimated future cash flows;

ii.	prospective depreciation charges in the Company’s consolidated statements of income (loss) and comprehensive income (loss) may change when such charges are determined by the unit-of-production basis, or when the useful lives of assets change; and

iii.	provision for reclamation liabilities balances may be affected as the estimated timing of reclamation activities is adjusted for changes in the estimated mine life as determined by the available mineral resources.

●	Revenue recognition - Zinc concentrate sales are subject to provisional pricing arrangements whereby the final sales price is determined based on quoted market prices at a future date, typically one to three months after delivery. Revenue is initially recognized based on the estimated transaction price at the date control transfers to the customer. The receivable arising from provisional pricing is subsequently remeasured to FVTPL at each reporting date based on forward metal prices, with changes recognized in profit or loss until the final sales price is determined. Management exercises judgment in estimating the fair value of the provisional pricing adjustment at each reporting date.

●	Reclamation and remediation provision – The Company’s accounting policy requires the recognition of a provision for future reclamation and other closure activities when the obligation arises. The present value of future obligations is estimated by the Company using mine closure plans and other studies based on current environmental laws and regulations and Company policy. The estimates include assumptions as to the future estimated costs, timing of the cash flows to discharge the obligations, inflation rates, and the prevalent market discount rates. The reclamation and closure estimates are more uncertain the further into the future the activities are to be performed. Any changes to these assumptions will result in an adjustment to the provision which affects the Company’s liabilities and its property, plant and equipment.

●	Going concern – Management has applied judgment in assessing whether there is uncertainty in the company’s ability to continue as a going concern. In assessing whether a going concern uncertainty exists that requires disclosure in the consolidated financial statements, management takes into account all relevant information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. Management considers a wide range of factors relating to expected future cash flows from operations and sources of funding.

●	Impairment – Management applies significant judgment in its assessment and evaluation of asset or cash generating units at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s mineral properties, plant and equipment. External sources of information considered are changes in the Company’s economic, legal and regulatory environment, which it does not control, but affect the recoverability of its mining assets. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. Calculating the fair value less costs of disposal (“FVLCD”) of cash generating units, which the Company has determined as being the Empire State Mine, for impairment tests requires management to make estimates and assumptions such as future production levels, mine site operating expenses and general administrative costs, transportation costs, concentrate smelting and refining charges, and royalties, working capital changes, capital costs, including estimated salvage value, future metal prices, corporate tax rates, selling costs, and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

●	Classification of Special Warrants – The Company has issued special warrants whose classification as either a financial liability or equity instrument requires significant judgment. In making this determination, management evaluates the contractual terms of the instruments, including settlement provisions and any variability in the number of shares to be issued, in accordance with IAS 32, Financial Instruments: Presentation. Based on this assessment, the Company determined that the special warrants are classified as a financial liability measured at fair value through profit or loss. Changes in the interpretation of contractual terms or applicable accounting standards could result in a different classification, which would materially impact the Company’s financial position and results of operations.

●	Fair value measurement – When the fair values of financial instruments, including the estimated fair value of derivatives, recorded in the statements of financial position cannot be measured based on quoted prices in active markets, they are measured using the discounted cash flow (“DCF”) model or the Montecarlo valuation model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. In relation to determining the fair value of provisionally priced trade receivables, they are measured based on estimated future zinc prices obtained from a company that provides base metal concentrate trading services (i.e. market participant). When the fair values of non-financial assets need to be determined, e.g., for the purposes of calculating fair value less costs of disposal for impairment testing purposes, they are measured using valuation techniques including the DCF model.

●	Determination of useful life of assets for depreciation purposes – Significant judgment is involved in the determination of the useful life and residual value of long-lived assets that drive the calculation of depreciation charges. Changes in the estimate of useful lives and residual values may impact the depreciation calculations.

●	Taxation – The provision for income taxes and the composition of income tax assets and liabilities requires management’s judgment. In determining these amounts, management interprets the applicable income tax legislation and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future taxable profits, which affect the extent to which potential future tax benefits may be accrued. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows resulting from estimates of future production and sales volumes, commodity prices, mineral resources, operating costs and other capital management transactions. These judgments, estimates and assumptions are subject to risks and uncertainties, which may impact the actual amount of deferred income tax assets recognized in the Company’s statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

6.	REVENUE

	Year ended December 31,
	2025	2024
Zinc concentrate sales	$83,862	$76,322
Zinc concentrate provisional pricing adjustments – prior year	(2,325)	(125)
Zinc concentrate provisional pricing adjustments – current year	229	(331)
Smelting and refining charges	(7,530)	(11,565)
Revenue, net	$74,236	$64,301

Zinc concentrate pricing consists of provisional and final pricing adjustments. During the year ended December 31, 2025, the Company recognized a loss of approximately $2,325 (December 31, 2024 loss of $125) related to the finalization of zinc concentrate sales that were delivered in the prior year. These amounts represent revenue recognized in the current period relating to performance obligations satisfied in prior periods.

In June 2022, the Company entered into an ISDA Master Agreement with National Bank of Canada (“NBC”), which provided the Company with a treasury line to enter into zinc swap contracts used to manage exposure to zinc price fluctuations. In December 2024, the agreement was amended to provide a collateralized facility of up to US$1.35 million, enabling the Company to purchase additional zinc swaps contracts. The Company fulfilled its commitment under the fixed zinc pricing arrangement by December 31, 2024, as at that date, the corresponding deposit of $518 was included in other assets and was returned in January 2025. There were no open zinc pricing commitments as at December 31, 2025 and 2024.

7.	COST OF SALES

	Year ended December 31,
	2025	2024
Operating expenses	$47,540	$39,189
Transportation costs	3,841	3,357
Depreciation	5,120	8,728
Change in inventory	85	241
Cost of sales	$56,586	$51,515

8.	OTHER OPERATING EXPENSES

a)	General and administration expenses

	Year ended December 31,
	2025	2024
Salaries and benefits	$2,028	$1,575
Share-based compensation	601	420
Office and administration	1,060	918
Professional fees	1,084	677
Other expenses	115	155
	$4,888	$3,745

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

8.	OTHER OPERATING EXPENSES (continued)

b)	Exploration and evaluation expenses

	Year ended December 31,
	2025	2024
Salaries and benefits	$727	$767
Assay and analyses	272	193
Contractor and consultants	1,042	451
Supplies	126	236
Other	213	214
	$2,380	$1,861

c)	Graphite project expenses

	Year ended December 31,
	2025	2024
Assay and analyses	$69	$-
Contractor and consultants	1,824	-
Supplies	82	-
	$1,975	$-

9.	TRADE AND OTHER RECEIVABLES

	As at December 31,
	2025	2024
Trade receivables	$4,417	$3,987
GST receivable	32	35
Other	18	10
	$4,467	$4,032

10.	INVENTORIES

	As at December 31,
	2025	2024
Ore in stockpiles	$67	$135
Concentrate stockpiles	30	47
Materials and supplies	9,911	8,061
	$10,008	$8,243

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

11.	PREPAID AND DEPOSITS

	As at December 31,
	2025	2024
Insurance	$1,144	$615
Debt issuance cost	599	-
Advances to suppliers	1,115	178
Other prepaids	80	281
	$2,938	$1,074

12.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Plant and equipment	Land	Construction in progress	Total
Cost
As at January 1, 2024	$46,713	$39,610	$1,135	$3,840	$91,298
Additions	38	50	-	1,841	1,929
Sale of equipment	-	(98)	-	-	(98)
Transfer to plant and equipment	-	1,452	-	(1,452)	-
Transfer to mineral properties	3,269	-	-	(3,269)	-
Change in reclamation and remediation provision	-	368	-	-	368
As at December 31, 2024	$50,020	$41,382	$1,135	$960	$93,497
Additions	-	-	6	12,732	12,738
Transfer to plant and equipment	-	4,320	-	(4,320)	-
Write-down of plant and equipment	-	(224)	-	-	(224)
Change in reclamation and remediation provision	-	1,069	-	-	1,069
As at December 31, 2025	$50,020	$46,547	$1,141	$9,372	$107,080

	Mineral properties	Plant and equipment	Land	Construction in progress	Total
Accumulated depreciation
As at January 1, 2024	$25,221	$29,279	$-	$-	$54,500
Sale of equipment	-	(34)	-	-	(34)
Depreciation and depletion	4,337	4,391	-	-	8,728
As at December 31, 2024	$29,558	$33,636	$-	$-	$63,194
Depreciation and depletion	1,719	3,401	-	-	5,120
Write-down of plant and equipment	-	(224)	-	-	(224)
As at December 31, 2025	$31,277	$36,813	$-	$-	$68,090
Net book value at December 31, 2024	$20,462	$7,746	$1,135	$960	$30,303
Net book value at December 31, 2025	$18,743	$9,734	$1,141	$9,372	$38,990

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

13.	OTHER ASSETS

	As at December 31,
	2025		2024
Reclamation deposit		$866	$672
Other assets		-	536
	$		$1,208
Current		$-	$(518)
Non-Current		$866	$690

The reclamation deposit relates to a surety bond to provide security on the Company’s remediation obligations.

14.	DEBT

a)	Third party debt

	Credit Facility (i)	Equip. Facility (ii)	Local develop. agencies (iii)	EXIM Bank Credit Agreement (iv)	Total third-party debt
Balance January 1, 2024	$31,655	$-	$-	$-	$31,655
Gain on loan modification	(98)	-	-	-	(98)
Repayment of Loan	(22,000)	-	-	-	(22,000)
Interest and accretion	1,564	-	-	-	1,564
Interest payment	(1,707)	-	-	-	(1,707)
Amortization of deferred charges	644	-	-	-	644
As at December 31, 2024	$10,058	$-	$-	$-	$10,058
Advances	-	4,732	2,000	4,562	11,294
Repayment of Loan	(10,170)	(1,649)	(53)	-	(11,872)
Interest and accretion	642	149	55	57	903
Exposure fee	-	-	-	(257)	(257)
Interest payment	(530)	(182)	(55)	(63)	(830)
Amortization of transaction costs	-	-	-	(187)	(187)
As at December 31, 2025	$-	$3,050	$1,947	$4,112	$9,109

	Credit Facility (i)	Equip. Facility (ii)	Local develop. agencies (iii)	EXIM Bank Credit Agreement (iv)	Total third-party debt
Current	$-	$1,965	$255	$4,112	$6,332
Non-current	$-	$1,085	$1,692	$-	$2,777

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

14.	DEBT (continued)

i)	Credit Facility

On June 6, 2022, the Company entered into a secured credit facility agreement for $40,000 (the “Credit Facility”) with National Bank of Canada (“NBC”). The Credit Facility was secured by a general charge on the assets of the Company, and was initially available to the Company on a revolving basis to finance the working capital and general corporate requirements. Terms of the Credit Facility included the following:

●	The Credit Facility bore interest at the Secured Overnight Financing Rate (“SOFR”) plus 2.25% or National Bank’s base rate plus 1.25%.

●	The Company was required to pay a standby fee on the unadvanced portion of the Credit Facility at a rate of 0.5625% per annum, however, no standby fees were incurred during the year ended December 31, 2025 or the year ended December 31, 2024, as the full amount of the Credit Facility had been drawn prior to January 1, 2024, and no unadvanced portion remained during these periods.

●	The original maturity date was December 6, 2023 and included an annual extension option. The maturity date was subsequently amended, most recently on December 9, 2024, which extended the previously amended maturity date of June 30, 2025 to December 31, 2025.

●	The Credit Facility was subject to certain financial covenants, which initially included an interest coverage ratio of not less than 4.0 to 1.0 and a total leverage ratio of not more than 3.0 to 1.0. These financial covenants have been subsequently amended, with current financial covenants including an interest coverage ratio of not less than 1.5 to 1.0, and an unrestricted cash balance of not less than $1,000. For the year ended December 31, 2025, the Company was in compliance with all covenants related to the Credit Facility

During 2024, the Company entered into several amendments to its Credit Facility. In February 2024, the available credit limit was reduced from $32,170 to an available credit limit of $27,170, by a principal payment of $5,000. In April 2024, a further amendment was executed, whereby, the previously imposed leverage ratio of 3.0 to 1.0 was removed and the interest coverage ratio was reduced to its current requirement of 1.5 to 1.0 (as noted above). Additionally, the Company agreed to make repayments on the Credit Facility to reduce the available credit to $15,170 by June 30, 2024 by way of a $10,000 principal payment made in April 2024, and a $2,000 principal payment on June 30, 2024, with a further reduction to the available credit limit to $10,170 by December 31, 2024, by way of another principal payment of $5,000 on or before December 31, 2024.

On December 9, 2024, the Company entered into an amendment to the Credit Facility, which extended the maturity date of the Credit Facility from June 30, 2025 to December 31, 2025, and providing a revised repayment schedule which included $5,000 due before June 30, 2025, and the remaining principal balance of the Credit Facility of $5,170 to be made prior to the amended maturity date of December 31, 2025. Further, the minimum unrestricted cash balance required to be held by the Company was reduced from $3,000 to $1,000.

On July 21, 2025, the Company entered into its most recent amendment to its Credit Facility, which removed the financial covenants as well as the general security interest previously held by NBC over the assets of the Company.

On December 23, 2025 the Company made the final payment and extinguished its financial obligation to NBC.

A guarantee for the Credit Facility was provided by a company controlled by Titan’s Executive Chairman with a guarantee fee applicable to the available credit limit amount at an annual rate of 1.125%, and was extended concurrent with the extension of the maturity date of the Credit Facility. During the year ended December 31, 2025, the Company incurred a guarantee fee charge of $86 (2024 - $282) recognized on the Company’s Statements of Income and Comprehensive Income.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

14.	DEBT (continued)

ii)	Equipment Facility

On December 31, 2024, the Company entered into an equipment facility loan agreement (“Equipment Facility”) with Glencore Ltd., to purchase certain capital equipment for use at the Company’s Empire State Mine, up to a combined maximum amount of $4,800 of which Glencore advanced $4,732 before August 31, 2025 (availability period). The Equipment Facility bears interest at a monthly rate of SOFR plus 2%, with interest payable monthly. Principal payments are payable in equal monthly installments until the maturity date of the Equipment Facility, on May 31, 2027.

iii)	Local development agencies.

On May 16, 2025, the Company entered into loan agreements with two different development agencies: the Development Authority of the North County for $500 and the St Lawrence County Industrial Development Agency for $1,500; with the purpose of acquiring equipment for its commercial demonstration facility related to the development of its natural flake graphite project.

The loan agreements have a 10-year term with a maturity date on September 1, 2035. Under the terms of the agreements the Company is required to make interest-only payment for the first three months following the initial draw and subsequent payments of principal plus interest for the remaining duration of the loan. The loan agreements bear interest at an annual rate of 4.75% and are secured by the equipment purchased for this project.

iv)	EXIM Bank Credit Agreement.

On July 21, 2025, the Company’s wholly owned subsidiary, Empire State Mines, LLC (“ESM”), entered into a credit agreement with the Export-Import Bank of the United States (“EXIM”) for a secured term loan of up to $15,788 (the “EXIM Facility - Tranche1”). Proceeds from the EXIM Facility - Tranche1 will be used to pay for capital expenditures previously incurred at the ESM operations and to support ongoing infrastructure and expansion initiatives at ESM. The drawdown of the EXIM Facility – Tranche1 is available until December 30, 2026. As at December 31, 2025, the Company had drawn $4,562.

On December 23, 2025 ESM entered into an amendment with EXIM to include a second tranche (the “EXIM Facility - Tranche2) for an additional $5,474 which will be used for resource drilling, metallurgical test work, and engineering programs necessary to complete the Kilbourne Feasibility Study. The drawdown of the EXIM Facility – Tranche2 is available until September 30, 2026. . As at December 31, 2025, the company had drawn $nil.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

14.	DEBT (continued)

The terms of each Tranche are as follows:

	Tranche-1	Tranche-2
Availability to be drawn in multiple tranches	Up to December 30, 2026	Up to September 30, 2026
Maturity	September 30, 2032
Interest rate	4.95%	4.70%
Interest payment date	Commencing December 30, 2025, and continuing on a quarterly basis on March 30, June 30, September 30, and December 30 of each year.	Quarterly, commencing March 30, 2026, and continuing on a quarterly basis on June 30, September 30, and December 30 of each year.
Exposure fee applied to each drawdown amount and deducted from the loan proceeds	5.9721%	6.2995%
Commitment fee payable quarterly on the undrawn portion of the facility with payment beginning December 30, 2025.	0.5% per annum, commencing on August 18, 2025, and continuing until the earlier of the final drawdown or December 30, 2026.	0.5% per annum, commencing on December 30, 2025, and continuing until the earlier of the final drawdown or September 30, 2026.
Maturity on September 30, 2032 with principal being paid in 20 equal quarterly instalments beginning on December 30, 2027	Installments of $783	Installments of $274

●	Security provided for the EXIM Facility – Tranche1 and the EXIM Facility – Tranche2 (together the “EXIM Facility”) include a first-ranking general security interest over assets purchased with EXIM Facility proceeds and the related property interests.

●	The EXIM Facility is subject to certain financial covenants, which includes:

o	Minimum Liquidity: the Company must maintain a minimum cash balance of $475 for each fiscal quarters ending on or prior to September 30, 2027 and $3,700 for each fiscal quarter ending thereafter up to the maturity date of the EXIM Facility.

o	Leverage ratio: not to exceed 3.0 to 1.0 for fiscal quarters ending on or prior to December 31, 2026 and 2.5 to 1.0 for each fiscal quarter ending thereafter up to the maturity date of the EXIM Facility.

o	Fixed charge coverage ratio: not less than 1.5 to 1.0 for fiscal quarters ending March 31, 2027 and each fiscal quarter ending thereafter up to the maturity date of the EXIM Facility.

As at December 31, 2025 the undrawn amount for EXIM Facility - Tranche1 was $11,226 and for EXIM Facility - Tranche2 was $5,474.

As at December 31, 2025, the Company was not in compliance with certain financial covenants under the EXIM Facility as a result of a non-cash fair value adjustment related to the derivative financial instrument associated with the special warrants (Note 18b), which resulted in the outstanding borrowings of $4,112 to have been reclassified as current liabilities. Subsequent to year end, the Company obtained a waiver from EXIM, which cured the breach, and EXIM had not issued any notice of demand to immediate repayment. Management is actively engaged in discussions with EXIM on revised covenant requirements.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

14.	DEBT (continued)

b)	Related party debt

	Related Party Promissory Note (i)	Related Party Loans (ii)	Total third-party debt
Balance January 1, 2024	$4,124	$-	$4,124
Advances	-	16,500	16,500
Interest and accretion	1,163	-	1,163
Amortization of deferred charges	236	-	236
As at December 31, 2024	$5,523	$16,500	$22,023
Gain in loan modification	(322)	-	(322)
Interest and accretion	669	586	1,255
Payment of loan	(5,000)	-	(5,000)
Interest payment	(954)	-	(954)
Amortization of deferred charges	84	-	84
Amortization of transaction costs	-	(31)	(31)
As at December 31, 2025	$-	$17,055	$17,055
Current	$-	$17,055	$17,055
Non-current	$-	$-	$-

i)	Related Party Promissory Note

During November 2023, the Company entered into a Promissory Note with a company controlled by Titan’s Executive Chairman, the (“Lender”) to assist with the funding some of the principal repayments of the NBC Credit Facility. Terms of the Promissory Note are as follows:

●	$5,000 loan principal and an Initiation Fee of $350 aggregating to $5,350

●	Interest at 10% compounded annually commencing on November 1, 2023

●	Repayment date of May 1, 2025

●	Promissory note was subordinate to the Company’s Credit Facility with National Bank. Titan granted the Lender 6,000,000 share purchase warrants at market price for a term of five years in connection with obtaining the financing.

The fair market value of the warrants was calculated using the Black-Scholes Model on the issuance date, November 1, 2023, valuing them at $645. This amount was recognized as a borrowing cost.

On April 30, 2025, the terms of the Promissory Note were amended to extend its maturity to November 1, 2025. As a result of the loan extension, the Company recognized a gain on loan modification of $338 on the Company’s Consolidated Statements of Income (Loss) and Comprehensive Income (Loss). All other terms remain the same.

On August 29, 2025, the Company paid in full the Related Party Promissory Note which included $5,000 principal and $954 of interest. An expense of $16 was recognized on its Statements of Income and Comprehensive Income.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

14.	DEBT (continued)

ii)	Related Party Loans (other)

On February 9, 2024 and April 10, 2024, the Company was loaned $5,000 and $10,000, respectively, by Augusta Investments Inc. (“Augusta Investment”) a company controlled by Titan’s Executive Chairman of which proceeds were used to settle principal payments owing on the Company’s Credit Facility. An additional $1,500 was loaned to the Company by the same related party, to assist with funding of the Company’s cash deposit to be held by Glencore Ltd., as a part of the Company’s fixed price zinc contract (Note 6), such that the Company would remain compliant with the Company’s minimum unrestricted cash balance as required by the financial covenants of the NBC Credit Facility.

On July 21, 2025 the Company agreed the terms with Augusta Investments for the three loans previously advanced with the following terms:

●	The loan bears interest at 8% per annum, with interest capitalized from July 21, 2025, to December 31, 2025, and payable monthly in cash thereafter.

●	Principal repayments are scheduled as follows:

o	$7,500 on December 31, 2026

o	$5,000 on December 31, 2027

o	$4,000 plus capitalized interest on December 31, 2028

Upon formalizing the terms, the previously advanced amounts were considered extinguished and replaced by a new loan recognized at fair value. As a result, the continuity of the loan balance reflects both the extinguishment of the original advances and the recognition of the new loan.

The Augusta Facility is subordinated to the EXIM Facility under a subordination agreement, and is secured by a second-ranking general security interest over all present and after-acquired property of the Company. As a result of the covenant non-compliance described in Note 14(a)(iv), cross-default provisions were triggered under the Augusta Facility and the outstanding balance of $17,055 has been classified as a current liability as at December 31, 2025. Subsequent to year end, Augusta Investment has provided a waiver for the cross-default to defer until February 2, 2029 the right to accelerate prepayment of any indebtedness due to the EXIM cross default.

This arrangement constitutes a related party transaction as defined under IAS 24 – Related Party Disclosures, due to the control of Augusta by a member of the Company’s key management personnel. The transaction was reviewed and approved by the Company’s Board of Directors, with the related party abstaining from voting.

15.	RELATED PARTY TRANSACTIONS

a)	Management company

The Company shares office space, equipment, personnel, consultants and various administrative services with other companies related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by each company party to the arrangement. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments as of December 31, 2025 was approximately $340 (December 31, 2024 -$207) over the course of the remaining term of the office space lease.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

15.	RELATED PARTY TRANSACTIONS (continued)

The Company was charged for the following with respect to this arrangement during the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
Salaries and benefits	$492	$403
Office and other	194	113
Marketing and travel	16	18
	702	534

b)	Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, Chief Executive Officer, President, Chief Financial Officer and Directors.

	Year ended December 31,
	2025	2024
Salaries and benefits	$726	$1,040
Consulting fees	996	764
Share-based compensation	551	392
Directors’ fees	219	219
	2,492	2,415

c)	Related party balances

The following amounts include all the related party balances as at December 31, 2025, and 2024

	As at December 31,
	2025	2024
Salaries and benefits payable	$659	$650
Consulting fees payable	377	206
	1,036	856

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

16.	INTEREST AND OTHER FINANCE EXPENSES

	Year ended December 31,
	2025	2024 (1)
Interest	$2,158	$2,731
Amortization deferred charges	84	876
Finance fees	86	282
Other	228	146
	2,556	4,035

17.	RECLAMATION AND REMEDIATION PROVISION

	As at December 31,
	2025	2024
Balance, beginning of year	$15,447	$16,299
Accretion	327	304
Change in estimates	1,069	(1,156)
Balance at the end of the year	16,843	15,447

Although the ultimate amounts for future site reclamation and remediation are uncertain, the best estimate of these obligations was based on information available, including current legislation, third-party estimates and management estimates. The amounts and timing of the mine closure obligations will vary depending on several factors including future operations and the ultimate life of the Empire State Mine, future economic conditions, and changes in applicable environmental regulations.

At December 31, 2025, the total inflated and undiscounted amount for the estimated future cash flows was $23,366 (December 31, 2024 – $23,663), with the end of mine life being 2031 (December 31, 2024 – 2032). Further, the estimated future non-inflated cash flows have been discounted using the US Treasury real rate adjusted for years of expected closure expenditure of 2.58% (December 31, 2024 – 2.47%). The impact of these changes in estimate is included in the table above.

18.	SHARE CAPITAL AND RESERVES

a)	Authorized capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value. At December 31, 2025, the Company had 91,616,438 (December 31, 2024 - 90,911,066) common shares issued and outstanding. No dividends were declared during the year ended December 31, 2025 (year ended December 31, 2024 - nil).

On November 3, 2025, the Company completed a share consolidation on the basis of one post-consolidation common share for every one and a half pre-consolidation common shares outstanding. All previously reported common share, stock option, warrants and earnings per share amounts have been retrospectively restated in these condensed financial statements to reflect the 1.5:1 share consolidation, unless otherwise noted

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

18.	SHARE CAPITAL AND RESERVES (continued)

During the year ended December 31, 2025 the Company issued 705,372 (December 31, 2024 nil) shares as result of 958,887 options that were exercised for gross proceeds of $252.

b)	Derivative financial instrument - special warrants

On December 16, 2025, the Company completed a private placement for 6,666,666 Special Warrants at a subscription price of $2.25 per Special Warrant for gross proceeds of $15,000. The Special Warrants were issued on December 18, 2026. Each Special Warrant is automatically exercisable in accordance with certain terms for one Unit in the capital of the Company, each Unit consisting of:

●	one common share in the capital of the Company;

●	one half of one transferable common share purchase warrant (each full warrant a “Class A Warrant”), with each Class A Warrant having an exercise price of $3.04 per common share with a term of 36 months from the date of issuance; and

●	one half of one transferable common share purchase warrant (each full warrant a “Class B Warrant”), with each Class B Warrant having an exercise price of $3.71 per common share with a term of 36 months from the date of issuance.

Each Special Warrant is automatically exercised on the earlier of the date which is four months and a day following December 18, 2025 and the Qualification Date. The Qualification Date is within one business day following filing of a Prospectus Supplement with the applicable securities commissions.

The classification of the Special Warrants is affected by the delivery of the Class A & B Warrants, which themselves are liability classified. These are liability classified as the functional currency of the Company is Canadian dollars. Further, if the holder of the transferable Class A & B Warrants is a U.S. subscriber and there is no effective registration statement or current prospectus available for the issuance or resale of the warrant shares by the Holder, the Holder may exercise the Class A & B Warrants by means of a cashless exercise. For these reasons the Special Warrants were liability classified as current derivative financial instruments and measured at fair value through profit or loss

The Company has an Acceleration Right for the Class A & B Warrants, where if the closing price of the Company’s common shares on the New York Stock Exchange is greater than $4.56 (Class A Warrants) / $5.57 (Class B Warrants) per common share for fifteen trading days within thirty calendar days, it shall be entitled to accelerate the termination date to thirty days following the date of such acceleration.

The Special Warrants were initially valued at $20,820, with the day one loss of $5,819 being deferred and recognized over the Special Warrant term. During the year ended December 31, 2025, an increase in the fair value of the Special Warrants of $5,717 was recognized, with a fair value loss of $5,199 being unrecognized at December 31, 2025. The Special Warrants were valued using a Monte Carlo valuation approach, as follows:

●	Common Shares were valued at market; and

●	The Class A & B Warrants were valued using a Monte Carlo simulation.

The fair value of the Class A & B Warrants were estimated using the following assumptions:

	December 18, 2025		December 31, 2025
	Class A	Class B	Class A	Class B
Exercise price	3.04	3.71	3.04	3.71
Share price	2.44	2.44	2.96	2.96
Acceleration right	33.54%	23.39%	45.3%	32.03%
Volatility	60%
Term (years)	3 years		2.96 years
Risk-free rate	3.50%		3.55%

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

18.	SHARE CAPITAL AND RESERVES (continued)

In connection with the offering, the Company incurred transaction costs of $965, these being recognized in the Consolidated Statements of Income (Loss) and Other Comprehensive Income (Loss) in the year ended December 31, 2025.

The Prospectus Supplement was filed on January 28, 2026 and on February 4, 2026 the Special Warrants were converted into 6,666,666 common shares of the Company and 3,333,333 Class A & B Warrants. Upon conversion of the Special Warrants to common shares and Class A & B warrants, the Special Warrants liability was settled.

c)	Stock options

The Company’s Stock Option Plan provides for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company. The exercise price of each option is determined by the Board of Directors but cannot be lower than the previous day’s closing market price of the Company’s shares on the date of grant. The options vest and become exercisable as determined by the Board of Directors at the time of the grant. Unless determined otherwise by the Board of Directors, the options expire within five years from the date of grant.

The following table shows the change in the Company’s stock options during the years ended December 31, 2025 and 2024:

	Year ended December 31, 2025		Year ended December 31, 2024
	Number of options (1) (’000s)	Weighted-average exercise price (1) (in C$)	Number of options (1) (’000s)	Weighted-average exercise price (1) (in C$)
Outstanding, start of the year	6,830	0.71	4,220	1.68
Granted	2,113	1.60	3,300	0.53
Exercised	(959)	1.00	-	-
Forfeited	-	-	(690)	0.75
Expired	-	-	-	-
Outstanding, end of the year	7,984	0.89	6,830	0.71
Exercisable, end of the year	4,427	0.72	2,595	0.81

(1)	Option amounts and exercise prices have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

During the year ended December 31, 2025, a total of 958,889 stock options were exercised. Of these, 375,555 options were exercised for gross proceeds of $252, resulting in the issuance of 375,555 common shares. In addition, 583,334 options were exercised on a cashless basis, resulting in the issuance of 329,817 common shares with no cash proceeds received. Upon exercise, the related amounts previously recognized in contributed surplus were reclassified to share capital.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

18.	SHARE CAPITAL AND RESERVES (continued)

During the years ended December 31, 2025 and 2024 the Company recognized share-based compensation expense as follows:

	Year ended December 31,
	2025	2024
Share based compensation	$693	$459
Recognized in:
Operating expenses	92	36
General and administrative expenses	601	423
	$693	$459

The fair value and assumptions for the options granted during the years ended December 31, 2025 and 2024 were as follows:

Grant Date	Expected Life of Options	Share Price at Grant Date (in C$)	Exercise Price (1) (in C$)	Risk-free Interest Rate	Volatility	Black-Scholes Fair Value (1)
April 16, 2024	5 years	$0.54	$0.54	3.76%	0.76	$0.26
August 15, 2024	5 years	$0.33	$0.54	2.98%	0.74	$0.12
October 17, 2024	5 years	$0.42	$0.45	2.93%	0.75	$0.18
December 13, 2024	5 years	$0.42	$0.45	2.97%	0.75	$0.18
April 1, 2025	5 years	$0.62	$0.62	2.57%	0.76	$0.27
September 4, 2025	5 years	$1.80	$1.83	2.90%	0.72	$0.80

(1)	Exercise price and Black-Scholes fair value have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

The fair value of stock options was estimated using the Black-Scholes option pricing model. The expected volatility was based on the historical volatility of the Company’s share price. The risk-free interest rate was based on the yield of Canadian government bonds with a term consistent with the expected life of the options. The expected dividend yield was assumed to be 0%, as the Company has not historically paid dividends and does not expect to pay dividends in the foreseeable future. The Company assumed a 0% forfeiture rate due to limited historical forfeiture experience.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

18.	SHARE CAPITAL AND RESERVES (continued)

The following table provides information on outstanding and exercisable stock options at December 31, 2025:

Grant Date	Exercise price (1) (in C$)	Number of Options outstanding (1) (’000s)	Weighted-average remaining contractual life (years)	Number of Options exercisable (1),(2) (’000s)
November 10, 2022	0.77	2,627	1.9	2,626
April 16, 2024	0.54	2,578	3.3	1,389
August 15, 2024	0.54	133	3.6	45
October 17, 2024	0.45	533	3.8	133
December 13, 2024	0.45	267	4.0	67
April 1, 2025	0.62	100	4.3	-
September 4, 2025	1.83	1,746	4.8	167
	0.89	7,984	3.2	4,427

(1)	Exercise price, number of options and Black-Scholes fair value have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

(2)	Vesting terms range between 1 to 4 years

d)	Share purchase warrants

The following table shows the change in the Company’s share purchase warrants during the years ended December 31, 2025 and 2024.

	Number of share purchase warrants (1) (’000s)	Weighted-average exercise price (1) (in C$)	Weighted-average life remaining (years)
Outstanding, December 31, 2023	13,429	0.77	1.66
Expired	(9,429)	0.81	-
Outstanding, December 31, 2024	4,000	0.63	3.84
Outstanding, December 31, 2025	4,000	0.63	3.09

(1)	Number of warrants and weighted-average exercise price have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

The following table provides information on outstanding and exercisable share purchase warrants at December 31, 2025.

Expiry Date	Exercise price (in C$)	Number of warrants outstanding (’000s)	Weighted-average remaining contractual life (years)	Weighted-average fair value per warrants (in C$)
November 1, 2028	0.63	4,000	3.09	0.39

(1)	Exercise price, number of warrants and weighted-average fair value per warrant have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

19.	INCOME TAXES

	Year ended December 31,
	2025	2024
Current income tax expense	$48	$170
Total income tax expense	$48	$170

The provision for income taxes reported differs from the amount computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before the tax provision due to the following:

	Year ended December 31,
	2025	2024
Net Income (loss) for the year before tax	$(28)	$6,717
Statutory Income tax rate	27%	27%
Expected income tax (recovery)	(8)	1,813
Difference in tax rates	(94)	(91)
Permanent differences	416	(1,996)
Temporary differences not recognized	(245)	1,759
Other	(21)	(1,315)
	$48	$170

The components of deferred tax liability and unrecognized deferred tax assets are as follows:

	Year ended December 31,
	2025	2024
Deferred tax assets:
Non-capital losses available	$42	$311
Deferred tax assets	$42	$311
Deferred tax liabilities:
Debt and other	$(42)	$(311)
Deferred tax liabilities	$(42)	$(311)
Net deferred tax assets (liability)	$-	$-

No deferred tax asset has been recognized in respect of the following losses and deductible temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax assets to be recovered. The components of deferred tax liability and unrecognized deferred tax assets are as follows:

	Year ended December 31,
	2025	2024
Deferred tax assets not recognized:
Non-capital losses available	$10,569	$8,755
Reclamation and remediation	4,402	4,002
Resource tax pools in excess of net book value	2,384	3,638
Share issue costs and others	1,425	1,887
Deferred tax asset not recognized	$18,780	$18,282

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

19.	INCOME TAXES (continued)

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for the recognition of deferred tax assets has been met. The Company has $34,022 (2024 - 27,305) of unrecognized Canadian tax loss carry forwards which expire between 2036 to 2044 and $5,725 (2024 - 6,714) of unrecognized US tax loss that carry forward indefinitely.

The Canadian tax loss carry forwards includes $24,526 (2024 – $18,260) of available loses generated subsequent to a change of control of the Company in 2019. In addition, the Company has Canadian tax loss carry forwards equal to a portion of $9,496 (2024 - $9,045) of non-capital losses that arose prior to the change of control and are only available to the extent they are not considered property losses. Business losses arising prior to the change of control may only be used to offset taxable income from the same or similar business. The US tax loss carry forwards include $5,725 (2024 - $6,714) of available losses to offset future taxable income.

20.	CONTINGENCIES

The Company is from time to time involved in various legal proceedings related to its business. Management does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect on the Company’s financial condition or results of operations.

21.	FINANCIAL INSTRUMENTS

a)	Derivatives

As described in Note 6, the Company entered into an amendment to its “ISDA Master Agreement” that was entered into with National Bank of Canada (“NBC”) in June 2022, providing the Company with an up to US$5.3 million treasury line enabling additional access to funds for future zinc contract commitments. As at December 31, 2025 and 2024, there were no open Zinc Swap contracts.

In addition, as described in Note 18b, the Company has recognized a derivative financial liability related to the special warrants issued during the year. The special warrants meet the definition of a derivative and are classified as a financial liability measured at fair value through profit or loss, with changes in fair value recognized in the statements of income (loss) and comprehensive income (loss).

b)	Risk management objectives and policies

The Company’s principal financial liabilities comprise accounts payable and accrued liabilities, debt, lease liabilities and loan from related party. The main purpose of these financial instruments is to manage short-term cash flow and raise finance for the Company’s capital expenditures. The Company’s principal financial assets comprise cash and cash equivalents, trade receivables, and other receivables that arise directly from its operations.

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

21.	FINANCIAL INSTRUMENTS (continued)

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company is exposed to credit risk with respect to its cash and cash equivalents, trade receivables and other receivables. The Company’s maximum exposure to credit risk is the amount disclosed in the consolidated statements of financial position.

Credit risk associated with cash and cash equivalents is minimized by placing the majority of these instruments with major Canadian financial institutions with strong investment-grade ratings as determined by a primary ratings agency.

Credit risk associated with trade receivables is managed by dealing with a reputable international metals trading company. The Company typically receives provisional payments of up to 90% of the value of each shipment within days after delivery. The Company assesses and monitors risk by performing an aging analysis of its trade receivables. As at December 31, 2025, all of the Company’s trade receivable were due form a single customer.

Liquidity risk

Liquidity risk represents the risk that the Company will be unable to meet its obligations associated with its financial liabilities. The Company manages liquidity risk by preparing an annual budget for approval by the Board of Directors and preparing cash flow and liquidity forecasts on, at minimum, a quarterly basis. The Company maintains credit facilities and endeavours to maintain sufficient cash balances to meet its liquidity requirements at any point in time.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market factors. Market risk comprises three types of risk: price risk, interest rate risk and currency risk.

Price risk

Price risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices.

The Company is exposed to the risk of fluctuations in prevailing market commodity prices for zinc which it sells into global markets. The market price of zinc is a key driver of the Company’s capacity to generate cash flow. The Company manages this risk through fixed price contracts when appropriate.

Management has estimated the impact on profit before tax for changes in zinc prices on the fair value of provisionally priced trade receivables. Based on the December 31, 2025 balance, and assuming all other variables remain constant, a 10% change in zinc prices would increase/decrease provisionally priced trade receivables and revenue by $820.

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

21.	FINANCIAL INSTRUMENTS (continued)

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risk on cash is considered insignificant due to the low interest rates in the current economic environment and short-term nature of its holdings and as such the Company does not take any actions to manage interest rate risk.

The Company is exposed to interest rate cash flow risk on certain long-term debt amounts as the payments will fluctuate during their term with changes in the interest rate. The Company manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. Approximately 12% of the Company’s portfolio of loans and borrowings bear interest at variable rates. Based on the principal owing at December 31, 2025, and assuming all other variables remain constant, a 1% change in the SOFR rate would result in an increase/decrease of $31 in the annual interest expense.

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates.

The Company’s currency risk primarily arises from financial instruments denominated in US dollars that are held at the parent company level, as the functional currency of the parent company is Canadian dollars. Conversely for the Company’s subsidiaries whose functional currency is US dollars, currency risk primarily arises from financial instruments denominated in Canadian dollars that are held at the subsidiary company level. The Company does not consider the currency risk to be material to the future operations of the Company and, as such, does not have a hedging program or any other programs to manage currency risk.

22.	SEGMENTED INFORMATION

The Company operates one reportable segment, mineral production and exploration in the United States. The Chief Operating Decision Maker (“CODM”), identified as the Company’s Chief Operating Officer, reviews operating results on a consolidated basis to make decisions about resource allocation and assess performance.

All of the Company’s revenue is generated from a single customer that is located in the United States. The Company’s non-current assets located in the United States total $39,673 (2024 – $30,832) and those located in Canada total $215 (2024 – $125).

TITAN MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2025 and 2024

(Expressed in thousands of US dollars, unless otherwise indicated)

23.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

The capital structure of the Company currently consists of common shares, debt financing and special warrants. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alliances. Management reviews its capital management approach on a regular basis. The Company is not subject to any externally imposed capital requirements.

24.	SUPPLEMENTARY CASH FLOW INFORMATION

	Year ended December 31,
	2025	2024
Non-cash investing and financing activities
Changes in accounts payable and accrued liabilities with respect to construction in progress	$64	$110
Change in accounts payable and accrued liabilities with respect to inventories	301	68
Change in accounts payable and accrued liabilities with respect to operating expenses	1,075	1,001
Change in reclamation and remediation asset	1,070	367